Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2007

This Management’s Discussion and Analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. The Company’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in Note 13 to the consolidated financial statements. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 17, 2008.

2007 HIGHLIGHTS

  Net earnings of $91.9 million ($0.41 per share) from the sale of 13.1 million ounces of silver, compared to $85.2 million ($0.40 per share) from the sale of 13.5 million ounces of silver in 2006.

  Operating cash flows of $119.3 million (2006 - $104.7 million).

  On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

  On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire 25% of the silver produced from Goldcorp’s Peñasquito project in Mexico for the life of mine. Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

  On July 24, 2007, the Company entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. In order to fund the Peñasquito transaction the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

  On December 20, 2007, the Company entered into a binding letter agreement to acquire between 45% and 90% of the silver produced by Augusta Resource Corporation’s Rosemont Copper Project in Arizona for the life of mine. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008. Subject to the finalization of the transaction structure, including tax considerations and upon receipt of all necessary mining permits by Augusta, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

  Subsequent to year end, Goldcorp sold its entire 48% interest in Silver Wheaton of 108 million common shares, on a bought deal basis, at a price of Cdn$14.50 per common share for aggregate gross cash proceeds to Goldcorp of Cdn$1.6 billion.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is the largest public mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the most profitable and best managed silver company in the world.

The Company has entered into five long-term silver contracts with Goldcorp (Luismin mines in Mexico and Peñasquito project in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru) and

02

Hellas Gold (Stratoni mine in Greece), whereby Silver Wheaton acquires silver production from the counterparties at a price of $3.90 per ounce, subject to an inflationary adjustment. In addition, on December 20, 2007, the Company signed a binding letter agreement to acquire between 45% and 90% of the life of mine silver to be produced by Augusta Resource Corporation’s (“Augusta”) Rosemont Copper Project (“Rosemont”) in Arizona. As a result, the primary drivers behind the Company’s financial results are the volume of silver production at the various mines and the price of silver.

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010. Silver Wheaton is actively pursuing further growth opportunities.

SUMMARIZED FINANCIAL RESULTS

	Years Ended December 31
	2007	2006	2005

Silver sales ($000's)	$175,434	$158,541	$70,895
Ounces (000’s)	13,068	13,531	9,702
Average realized silver price ($'s per ounce)	$13.42	$11.72	$7.31
Total cash cost ($'s per ounce)[1]	$3.91	$3.90	$3.90

Net earnings ($000's)	$91,862	$85,220	$25,291

Earnings per share
Basic	$0.41	$0.40	$0.15
Diluted	$0.37	$0.37	$0.15

Cash flow from operations ($000's)	$119,261	$104,722	$29,971

Total assets ($000's)	$1,208,474	$662,893	$266,151

Total liabilities ($000’s)	$426,243	$21,354	$1,961

Shareholders' equity ($000's)	$782,231	$641,539	$264,190

1) Refer to discussion on non-GAAP measures

03

QUARTERLY FINANCIAL RESULTS

		2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Silver sales ($000's)	$50,240	$39,598	$41,464	$44,132	$43,651	$41,766	$47,413	$25,711
Ounces (000’s)	3,543	3,129	3,053	3,343	3,534	3,520	3,805	2,672
Average realized
silver price
($'s per ounce)	$14.18	$12.66	$13.58	$13.20	$12.35	$11.86	$12.46	$9.62
Total cash cost
($'s per ounce)[1]	$3.93	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90

Net earnings ($000's)	$24,886	$19,184	$22,855	$24,937	$23,762	$22,518	$25,159	$13,781

Earnings per share
Basic	$0.11	$0.09	$0.10	$0.11	$0.11	$0.10	$0.12	$0.07
Diluted	$0.10	$0.08	$0.09	$0.10	$0.10	$0.09	$0.11	$0.07

Cash flow from
operations ($000’s)	$34,414	$27,102	$27,846	$29,899	$29,829	$28,262	$32,699	$13,932

Total assets ($000's)	$1,208,474	$1,200,304	$748,696	$700,893	$662,893	$638,123	$614,349	$578,150

Total liabilities ($000’s)	$426,243	$440,514	$4,048	$2,787	$21,354	$21,202	$20,885	$181,317

Shareholders' equity
($000's)	$782,231	$759,790	$744,648	$698,106	$641,539	$616,921	$593,464	$396,833

1) Refer to discussion on non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. During the fourth quarter of 2007, the number of ounces sold was 13% higher than during the third quarter, due to increased production at Yauliyacu and Zinkgruvan, as well as delayed shipments at Zinkgruvan and Stratoni at the end of the third quarter for which the sales were recognized in the fourth quarter.

04

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has five business segments, the silver produced by the Luismin, Zinkgruvan, Yauliyacu and Stratoni mines, and corporate operations. The acquisition of silver from the Yauliyacu and Stratoni mines began in May 2006 and June 2007, respectively.

	Year Ended December 31, 2007
	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Corporate	Total

Silver sales ($000's)	$92,284	$25,315	$46,055	$11,780	$-	$175,434
Ounces (000’s)	6,913	1,845	3,442	868	-	13,068
Average realized silver
price ($'s per ounce)	$13.35	$13.72	$13.38	$13.57	$-	$13.42
Total cash cost
($'s per ounce)[1]	$3.91	$3.90	$3.90	$3.90	$-	$3.91
Net earnings (loss) ($000's)	$62,532	$15,109	$20,088	$4,941	$(10,808)	$91,862

Cash flow from (used in)
operations ($000's)	$65,782	$17,991	$32,632	$8,337	$(5,481)	$119,261

1) Refer to discussion on non-GAAP measures

	Year Ended December 31, 2006
	Luismin	Zinkgruvan	Yauliyacu	Corporate	Total

Silver sales ($000's)	$103,850	$18,903	$35,788	$-	$158,541
Ounces (000’s)	8,978	1,686	2,867	-	13,531
Average realized silver
price ($'s per ounce)	$11.57	$11.21	$12.48	$-	$11.72
Total cash cost
($'s per ounce)[1]	$3.90	$3.90	$3.90	$-	$3.90
Net earnings (loss) ($000's)	$65,691	$9,506	$14,034	$(4,011)	$85,220

Cash flow from (used in)
operations ($000's)	$68,293	$13,152	$24,607	$(1,330)	$104,722

1) Refer to discussion on non-GAAP measures

	Year Ended December 31, 2005
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$57,406	$13,489	$-	$70,895
Ounces (000’s)	7,886	1,816	-	9,702
Average realized silver price
($'s per ounce)	$7.28	$7.43	$-	$7.31
Total cash cost
($'s per ounce)[1]	$3.90	$3.90	$-	$3.90
Net earnings (loss) ($000's)	$23,721	$3,335	$(1,765)	$25,291

Cash flow from operations
($000's)	$26,485	$4,340	$(854)	$29,971

1) Refer to discussion on non-GAAP measures

05

LUISMIN

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), entered into an agreement (amended on March 30, 2006) with Goldcorp to acquire all of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. During 2007, SW Caymans purchased 6.9 million ounces (2006 – 9.0 million ounces) of silver at a total cash cost of $3.91 per ounce (2006 - $3.90 per ounce), and sold it for an average price of $13.35 per ounce (2006 - $11.57 per ounce). The number of ounces sold during the year decreased from 2006 due to a reduction in the average grade of ore milled at Luismin’s San Dimas mine, from 436 grams per tonne in 2006 to 338 grams per tonne in 2007. The Company’s cash flows and net earnings under the Luismin silver purchase contract for the year ended December 31, 2007 were $65.8 million (2006 - $68.3 million) and $62.5 million (2006 - $65.7 million) respectively.

As at December 31, 2007, the Luismin mines had proven and probable reserves of 66.1 million ounces of silver, measured and indicated resources of 1.9 million ounces of silver and inferred resources of 183.2 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

The results of the Luismin mine operations for the years ended December 31, 2007 and 2006 are shown below:

		2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Ore milled (tonnes)	213,100	202,997	197,100	232,400	285,800	276,700	267,400	255,800

Grade (grams/tonne)[1]
- Gold	5.81	7.37	6.09	6.46	6.07	6.50	6.61	6.18
- Silver	354	381	286	326	296	316	358	348

Recovery (%)
- Gold	94%	92%	92%	95%	94%	94%	94%	94%
- Silver	91%	91%	90%	92%	90%	89%	89%	87%

Production (ounces)
- Gold	37,400	44,385	35,600	45,900	52,600	54,400	53,700	47,800
- Silver	1,829,400	1,865,533	1,341,300	1,898,300	2,118,200	2,233,200	2,388,400	2,192,000

Sales (ounces)
- Gold	34,500	44,039	34,543	46,500	52,200	53,400	54,900	46,500
- Silver	1,681,300	1,900,000	1,393,600	1,937,270	2,146,220	2,213,500	2,447,500	2,171,000

1) Grades exclude Nukay, a Luismin mine, which does not produce silver

During January 2007, Luismin sold the San Martin mine. Therefore, the results of the Luismin mine operations including the ore milled, grade, recovery and production figures, do not include the results of the San Martin mine after January 2007. In accordance with the Luismin silver contract, Luismin purchases all of the silver produced by the San Martin mine and continues to sell it to Silver Wheaton at $3.95 per ounce, subject to an inflationary adjustment on October 15 of each year. During the fourth quarter, silver sales at Luismin were approximately 148,000 ounces less than the silver production, due primarily to timing of product shipments.

06

ZINKGRUVAN

On December 8, 2004, SW Caymans entered into an agreement to acquire all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”) for the life of mine. During 2007, SW Caymans purchased 1.8 million ounces (2006 – 1.6 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 1.8 million ounces (2006 – 1.7 million ounces) for an average price of $13.72 per ounce (2006 - $11.21 per ounce). The Company’s cash flows and net earnings under the Zinkgruvan silver purchase contract for 2007 were $18.0 million (2006 - $13.2 million) and $15.1 million (2006 - $9.5 million) respectively.

As at December 31, 2007, Zinkgruvan had proven and probable silver reserves of 34.9 million ounces, measured and indicated silver resources of 16.5 million ounces and inferred silver resources of 9.8 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

YAULIYACU

On March 23, 2006, SW Caymans entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. During 2007, SW Caymans purchased 3.4 million ounces (2006 – 2.9 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.38 per ounce (2006 - $12.48 per ounce). The Company’s cash flows and net earnings under the Yauliyacu silver purchase contract for 2007 were $32.6 million (2006 - $24.6 million) and $20.1 million (2006 - $14.0 million) respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2007, Yauliyacu had proven and probable silver reserves of 14.1 million ounces, measured and indicated silver resources of 38.5 million ounces and inferred silver resources of 80.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

STRATONI

On April 23, 2007, SW Caymans entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During June 2007, the Company began purchasing silver under the contract and during the year, SW Caymans purchased 0.9 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $13.57 per ounce. The Company’s cash flows and net earnings under the Stratoni silver purchase contract for 2007 were $8.3 million and $4.9 million respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

As at December 31, 2006, Stratoni had proven and probable silver reserves of 12.1 million ounces and inferred silver resources of 3.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

07

PEÑASQUITO

On July 24, 2007, SW Caymans entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito project in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

As at June 25, 2007, Peñasquito had proven and probable silver reserves of 864 million ounces, measured and indicated silver resources of 413 million ounces and inferred silver resources of 508 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

ROSEMONT

On December 20, 2007, the Company entered into a binding letter agreement to acquire between 45% and 90% of the silver produced by Augusta’s Rosemont Copper Project in Arizona for the life of mine. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008.

Subject to the finalization of the transaction structure, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures, including expansion scenarios. Augusta will provide a completion guarantee that the Rosemont mine will be constructed with certain minimum production criteria by certain dates.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study (the “Feasibility Study”), (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents. Augusta expects production at the Rosemont project to start in late 2010 with an average of 2.7 million ounces of silver produced each year over the mine life, currently expected to be a minimum of 18 years.

CORPORATE

	Years Ended December 31
(in thousands)	2007	2006	2005

General and administrative[1]	$9,700	$5,700	$2,443
Project evaluation	360	211	91
Interest expense	-	717	-
Interest income	(1,508)	(3,221)	(705)
Loss on mark-to-market of warrants held	1,669	-	-
Other	565	604	(64)
Future income tax expense	22	-	-
Corporate net loss	$10,808	$4,011	$1,765

1) Stock based compensation (a non-cash item)
included in General and administrative	$2,735	$1,768	$463

08

General and administrative expenses totaled $9.7 million during 2007 compared with $5.7 million during 2006. This increase resulted primarily from increased insurance costs, exchange listing and investor relations costs, and salary and stock based compensation expenses incurred as a result of hiring additional employees. Stock based compensation expense during 2007, a non-cash item, included $2.6 million (2006 - $1.7 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method. During the year, 21,333 (2006 – 15,000) restricted share rights and 945,000 (2006 – 550,000) share purchase options were issued.

The Company incurred interest costs of $13.3 million and upfront debt financing costs of $2.5 million during the year in order to finance the acquisition of the Peñasquito silver contract and as a result these amounts were capitalized to the cost of the contract. In 2006, the Company incurred interest expense of $0.7 million and upfront debt financing costs of $1.1 million.

Project evaluation expenses of $0.4 million (2006 - $0.2 million) were incurred in pursuing additional silver acquisition opportunities.

Interest income during the year of $1.5 million (2006 - $3.2 million) was the result of interest earned on cash balances held in short-term money market instruments.

Effective January 1, 2007, the Company has adopted the provisions of Section 3855, Financial Instruments – Recognition and Measurement, which classifies the warrants held by the Company for long-term investment purposes as derivatives that are marked-to-market each reporting period with any gain or loss reflected in net earnings. The loss recorded in 2007 from the mark-to-market of the warrants held was $1.7 million.

NON-GAAP MEASURES - TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2007, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.91 per ounce of silver (2006 – $3.90 per ounce).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, the Company had cash and cash equivalents of $10.0 million (December 31, 2006 – $60.0 million) and a working capital deficiency of $23.2 million (December 31, 2006 – working capital of $40.0 million). Included in the working capital deficiency at December 31, 2007 is the current portion of long term bank debt of $28.6 million (December 31, 2006 - $nil). During the year, the Company generated operating cash flows of $119.3 million compared with $104.7 million during 2006. The Company applies surplus cash flows to pay down the revolving bank debt facility, which is recorded as a long-term liability.

In the opinion of management, cash flows are sufficient to support the Company’s normal operating requirements on an ongoing basis.

09

LONG-TERM INVESTMENTS

During the year, Silver Wheaton invested $17.0 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources. At December 31, 2007, the Company held investments in such companies with a market value of $119.4 million.

Bear Creek

At December 31, 2007, Silver Wheaton owned 8,146,505 common shares and warrants exercisable to acquire an additional 100,000 common shares, representing approximately 18% of the outstanding shares of Bear Creek Mining Corporation ("Bear Creek") on an undiluted basis. At December 31, 2007, the fair value of the Company’s investment in Bear Creek was $59.4 million.

Revett

At December 31, 2007, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17% of the outstanding shares of Revett Minerals Inc. (“Revett”) on an undiluted basis. At December 31, 2007, the fair value of the Company’s investment in Revett was $10.8 million.

Sabina

At December 31, 2007, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 12% of the outstanding shares of Sabina Silver Corporation (“Sabina”) on an undiluted basis. At December 31, 2007, the fair value of the Company’s investment in Sabina was $17.0 million.

Mines Management

During 2007, Silver Wheaton acquired by way of private placement 2,500,000 common shares of Mines Management, Inc. (“Mines Management”) at a price of $4.00 per share, for total consideration of $10.0 million. As a result, at December 31, 2007, Silver Wheaton owned 2,500,000 common shares, representing approximately 11% of the outstanding shares of Mines Management on an undiluted basis. At December 31, 2007, the fair value of the Company’s investment in Mines Management was $8.6 million.

ACQUISITION OF SILVER INTERESTS

On April 23, 2007, the Company entered into an agreement with Hellas Gold, a subsidiary of European Goldfields Ltd., to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire 25% of the silver produced from the Peñasquito project in Mexico for the life of mine. Silver Wheaton made an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

On December 20, 2007 the Company signed a binding letter agreement to acquire between 45% and 90% of the life of mine silver to be produced by Augusta’s Rosemont Copper Project in Arizona. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008. Subject to the finalization of the transaction structure, including tax considerations and upon receipt of all necessary mining permits by Augusta, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

010

BANK DEBT

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the Peñasquito transaction, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 4 : 1 on September 30, 2008 and to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests. The Company has paid $2.5 million in debt financing costs relating to the credit agreement which were capitalized to the cost of the Peñasquito contract. During 2007, the Company repaid $7.1 million and $19.0 million of the balances outstanding on the Term Loan and Revolving Loan, respectively.

PROMISSORY NOTE

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract, the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. The promissory note was repaid in full during March 2007.

CONTRACTUAL OBLIGATIONS

Silver Interests

In connection with the Luismin, Zinkgruvan and Stratoni silver contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $3.95, $3.96 and $3.90 respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1.0% per annum for Stratoni. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum. In connection with the Peñasquito silver purchase contract, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin in 2011, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In addition, on December 20, 2007 the Company signed a binding letter agreement to acquire between 45% and 90% of the life of mine silver to be produced by Augusta’s Rosemont Copper Project. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008. Subject to the finalization of the transaction structure, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

011

Other Contractual Obligations

(in thousands)	2008	2009 - 2011	2012 - 2013	After 2013	Total

Bank debt	$28,560	$85,680	$57,120	$248,500	$419,860
Operating leases	467	1,459	1,012	1,658	4,596
Other	228	683	-	-	911
Total contractual obligations	$29,255	$87,822	$58,132	$250,158	$425,367

SHARE CAPITAL

During the year, the Company received cash proceeds of $7.3 million (2006 - $7.0 million) from the exercise of 2,331,965 (2006 – 2,477,334) share purchase options at a weighted average exercise price of Cdn$3.39 (2006 -Cdn$3.27) per option. As of March 17, 2008, there were 223,713,917 outstanding common shares, 3,617,001 share purchase options and 163,179,289 share purchase warrants, which are convertible into 38,860,578 common shares.

RISKS AND UNCERTAINTIES

The primary risk factors affecting the Company and its profitability include fluctuations in silver production, currency fluctuations, government regulations, foreign operations, income taxes and changes in silver prices.

SILVER PRODUCTION

The Company has agreed to purchase all of the silver produced by the Luismin, Zinkgruvan and Stratoni mines, up to 4.75 million ounces per year based on the production from the Yauliyacu mine and 25% of the production from the Peñasquito mine. Other than the security interests which have been granted to Silver Wheaton, the Company has no contractual rights relating to the mine operations, nor does it have any legal ownership in or operational control of the mines. Other than the penalties that may be payable by Luismin, Zinkgruvan, and Yauliyacu to Silver Wheaton, the Company will not be entitled to any compensation if the mines do not meet their forecasted silver production targets in any specified period or if they shut down or discontinue their mining operations on a temporary or permanent basis.

CURRENCY FLUCTUATIONS

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Silver is sold in US dollars and a portion of the Company’s costs are incurred in Canadian dollars. From time to time, the Company may transact currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

GOVERNMENT REGULATIONS

The mining, processing, development and mineral exploration activities of the companies that Silver Wheaton purchases silver from are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could result in production disturbances.

FOREIGN OPERATIONS

SW Caymans purchases silver from companies that operate in Mexico, Sweden, Peru and Greece, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary between the four countries and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risk of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

012

Failure of these companies to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

INCOME TAXES

As the Company’s profit is derived from its subsidiary, SW Caymans, which is incorporated and operated in the Cayman Islands, the Company’s profits bear no income tax. Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

Changes to taxation laws in either Canada or the Cayman Islands, could result in some or all of the Company’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to income tax.

SILVER PRICES

Profitability of the Company depends on silver prices. A $1.00 per ounce change in the price of silver would impact 2008 net earnings by approximately $15 million.

Silver prices are affected by numerous factors such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver producing countries throughout the world.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company’s audited consolidated financial statements describes all of the significant accounting policies.

SILVER INTERESTS

Silver interests are a significant asset of the Company, with a carrying value of $1.1 billion at December 31, 2007. This amount represents the capitalized expenditures related to the acquisition of the Luismin, Zinkgruvan, Yauliyacu, Stratoni and Peñasquito silver purchase contracts. Each of these mines estimates the reserves and resources relating to each contract. Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific contract. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. Evaluations of the carrying values of each contract are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations. At December 31, 2007, no write-down was required.

013

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861, Financial Instruments – Disclosure and Presentation, 1530, Comprehensive Income, 3865, Hedges and 3251, Equity, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $4.9 million to opening retained earnings to recognize the value of income tax losses not previously recognized, and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and a decrease in deferred debt financing costs.

The Company has added two new accounting policies in relation to these new standards, as described below.

LONG-TERM INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

INTEREST AND DEBT FINANCING COSTS

Interest and debt financing costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

014

FUTURE CHANGES IN ACCOUNTING POLICIES

CAPITAL DISCLOSURES

The CICA issued a new accounting standard, Section 1535, Capital Disclosures (“Section 1535”), which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This new standard became effective for the Company on January 1, 2008.

FINANCIAL INSTRUMENTS

The CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures (“Section 3862”), and Section 3863, Financial Instruments – Presentation (“Section 3863”), which replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the Company on January 1, 2008.

IMPACT OF ADOPTING SECTIONS 1535, 3862 AND 3863

The Company is currently analyzing the requirements of these new standards.

RELATED PARTY TRANSACTIONS

At December 31, 2007, Goldcorp owned 48% of the Company’s outstanding common shares. During the year, the Company purchased 6.9 million ounces (2006 – 9.0 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.91 per ounce (2006 - $3.90 per ounce), for total consideration of approximately $27.0 million (2006 - $35.0 million).

During the year, Silver Wheaton repaid a $20 million promissory note due to Goldcorp.

On July 24, 2007, SW Caymans entered into an agreement to acquire 25% of the life of mine silver production from Goldcorp’s Peñasquito project in Mexico, for an upfront cash payment of $485 million, as described elsewhere in this Management’s Discussion and Analysis.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the year, total costs reimbursed to Goldcorp were $193,000 compared to $249,000 during 2006. This agreement allows for cancellation by Silver Wheaton with 30 days notice at any time.

During May 2007, the Company entered into a 9 year lease agreement with Goldcorp for office space. The Company began making lease payments in December 2007 which totaled $17,500.

At December 31, 2007, the Company owed Goldcorp $152,000 (2006, Goldcorp owed the Company - $18,000).

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering, as described in the subsequent events section of this Management’s Discussion and Analysis.

SUBSEQUENT EVENTS

SALE OF SHARES

Subsequent to year end, Goldcorp sold its entire 48% interest in Silver Wheaton of 108 million common shares, on a bought deal basis, at a price of Cdn$14.50 per common share for aggregate gross cash proceeds to Goldcorp of Cdn$1.6 billion.

015

MINERAL PARK ACQUISITION

On March 17, 2008 the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine. Total upfront consideration to be paid is $42 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to a one percent annual adjustment beginning three years after a minimum production level has been met), for silver delivered under the contract. Payment for the transaction will be drawn from existing credit facilities and Silver Wheaton is not required to pay any further capital expenditures for the life of the mine. Mercator will provide a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence before July 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later. All permits for the expansion are in place and the expected mine life is 25 years. Payable silver production is expected to average approximately 600,000 ounces per annum over the first 21 years of operations and the ore body is considered to have excellent exploration potential.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2007. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of December 31, 2007.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

016

There have been no significant changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal controls over financial reporting were effective as of December 31, 2007.

The Company’s auditor, Deloitte & Touche LLP, an independent registered public accounting firm, has issued a report on internal controls over financial reporting under Audit Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report has been included with the Company’s audited financial statements.

FINANCIAL INSTRUMENTS

During the year ended December 31, 2007, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

OUTLOOK

The Company expects, based upon its current contracts, to have silver sales of approximately 15 million ounces for the year ending December 31, 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

The Company is unhedged and actively pursuing further growth opportunities.

017

RESERVES AND RESOURCES (1)

Proven and Probable Reserves (1,4,5,6,7,8,9,10,11)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Dimas	1.60	387	19.9	3.08	378	37.5	4.68	381	57.3
Los Filos	33.71	3	3.7	55.31	3	5.2	89.02	3	8.8
San Martin	0.32	33	0.3	0.71	48	1.1	1.03	43	1.4
Zinkgruvan (Zn)	8.31	114	30.4	2.25	62	4.5	10.56	103	34.9
Yauliyacu	1.41	89	4.0	2.30	136	10.0	3.72	118	14.1
Peñasquito (25%)
Mill	106.72	34	116.8	95.06	27	83.1	201.78	31	199.9
Heap Leach	10.53	21	7.1	17.08	16	9.0	27.61	18	16.1
Stratoni	1.92	172	10.6	0.26	172	1.4	2.18	172	12.1
Total			192.8			151.8			344.6

Measured & Indicated Resources (1,2,3,4,5,6,7,8,9,10,11)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
Los Filos	6.25	3	0.7	12.66	3	1.2	18.92	3	1.9
San Martin	0.02	204	0.2	0.20	234	1.5	0.22	231	1.7
Zinkgruvan (Zn)	0.55	24	0.4	3.68	109	12.9	4.23	98	13.3
Zinkgruvan (Cu)	-	-	-	3.10	32	3.2	3.10	32	3.2
Yauliyacu	0.46	90	1.3	4.67	248	37.2	5.13	234	38.5
Peñasquito (25%)
Mill	24.78	22	17.8	134.19	19	83.1	158.97	20	100.9
Heap Leach	1.97	7	0.4	8.67	7	2.0	10.64	7	2.4
Total			20.8			141.1			161.9

Inferred Resources (1,2,3,4,5,6,7,8,9,10,11)
		INFERRED
	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz
Luismin
San Dimas	17.55	324	183.0
Los Filos	2.39	3	0.2
San Martin	1.79	139	8.0
Zinkgruvan (Zn)	4.32	67	9.3
Zinkgruvan (Cu)	0.77	20	0.5
Yauliyacu	11.62	217	80.9
Peñasquito (25%)
Mill	294.75	13	122.8
Heap Leach	10.25	13	4.3
Stratoni	0.56	181	3.2
Total			412.2

018

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2007, with the following conditions or exceptions;
	a.	Reserves and Resources for Peñasquito are reported as of August 9, 2007.
	b.	Reserves and Resources for San Martin are reported as of December 31, 2006 with the exception of the San Pedrito project, which is reported as of December 31, 2005.
	c.	Reserves and Resources for Zinkgruvan are reported as of December 31, 2007.
	d.	Reserves and Resources for Yauliyacu are reported as of December 31, 2007.
	e.	Reserves and Resources for Stratoni are reported as of December 31, 2006.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	b.	Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
	c.	Peñasquito – Bob Bryson, P. Eng. (Vice President, Engineering), Goldcorp Inc.
	d.	Stratoni – Patrick Forward (General Manager, Exploration), European Goldfields.
	e.	San Martin –Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	f.	Yauliyacu – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	g.	Zinkgruvan – Per Hedstrom (Senior Geologist) and Lars Malmstrom (Chief Geologist), both employees of Zinkgruvan
	h.	Corporate Overview – Randy V.J. Smallwood, P.Eng. (Executive Vice President of Corporate Development), Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $10 per ounce of silver unless otherwise noted below;
	a.	$7.00 / oz silver – San Martin
	b.	$13.00 / oz silver – Yauliyacu
7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $13 per ounce of silver, unless otherwise noted below;
	a.	$8.00 / oz silver – San Martin
	b.	$5.50 / oz silver – The San Pedrito project at San Martin
	c.	$10.00 / oz silver – Zinkgruvan
8.	Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore; however, in the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. A portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.
9.	Peñasquito reserves and resources represent the 25% attributable to Silver Wheaton.
10.	Silver is produced as a byproduct metal at the various operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the mine.
11.	The Los Filos Project is not considered to be a material property to the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on SEDAR at www.sedar.com. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

019

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2007 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2007 available at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

020

MANAGEMENT’S RESPONSIBILTY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Silver Wheaton Corp. (“Silver Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Financial information appearing throughout our management’s discussion and analysis is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton. The Audit Committee reviews Silver Wheaton’s interim and annual consolidated Financial Statements and Management's Discussion and Analysis (MD&A) and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Silver Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Peter Barnes	/s/ Nolan Watson

Peter Barnes	Nolan Watson

President and Chief Executive Officer	Chief Financial Officer

March 17, 2008

021

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated balance sheets of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Canadian Institute of Chartered Accountants Handbook Sections 1530 - Comprehensive Income, 3251 - Equity, 3855 - Financial Instruments – Recognition and Measurement, 3861 - Financial Instruments – Disclosure and Presentation and 3865 - Hedges, effective January 1, 2007.

On March 17, 2008, we reported separately to the Shareholders of Silver Wheaton Corp. that we have also audited, in accordance with Canadian generally accepted auditing standards, consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal controls over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion on the Company’s internal controls over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 17, 2008

022

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of Silver Wheaton Corp. (“Silver Wheaton”) is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton’s assets
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal controls over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal controls over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2007, Silver Wheaton’s internal controls over financial reporting were effective.

The effectiveness of Silver Wheaton’s internal controls over financial reporting, as of December 31, 2007, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

/s/ Peter Barnes	/s/ Nolan Watson

Peter Barnes	Nolan Watson

President and Chief Executive Officer	Chief Financial Officer

March 17, 2008

023

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the internal controls over financial reporting of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal controls over financial reporting and for its assessment of internal controls over financial reporting, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal controls over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal controls over financial reporting were maintained in all material respects. Our audit included obtaining an understanding of internal controls over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal controls based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal controls over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal controls over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal controls over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal controls over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 17, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Canadian Institute of Chartered Accountants Handbook Sections 1530 - Comprehensive Income, 3251 - Equity, 3855 - Financial Instruments – Recognition and Measurement, 3861 - Financial Instruments – Disclosure and Presentation and 3865 - Hedges.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 17, 2008

024

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2007	2006	2005

Silver sales		$175,434	$158,541	$70,895

Cost of sales		51,059	52,772	37,839
Depreciation and amortization		21,705	16,538	6,000
		72,764	69,310	43,839
Earnings from operations		102,670	89,231	27,056

Expenses and other income
General and administrative [1]		9,700	5,700	2,443
Project evaluation		360	211	91
Interest expense		-	717	-
Interest income		(1,508)	(3,221)	(705)
Loss on mark-to-market of warrants held	3	1,669	-	-
Other		565	604	(64)
		10,786	4,011	1,765

Earnings before tax		91,884	85,220	25,291
Future income tax expense	10	(22)	-	-
Net earnings		$91,862	$85,220	$25,291
1) Stock based compensation (a non-cash item) included in General and administrative		$2,735	$1,768	$463

Basic earnings per share		$0.41	$0.40	$0.15
Diluted earnings per share		$0.37	$0.37	$0.15
Weighted average number of shares outstanding
- basic	7(e)	221,909	210,538	167,538
- diluted	7(e)	246,728	232,566	170,987

The accompanying notes form an integral part of these audited consolidated financial statements

025

CONSOLIDATED BALANCE SHEETS

		December 31	December 31
(US dollars and shares in thousands)	Note	2007	2006
Assets
Current
Cash and cash equivalents		$9,965	$59,994
Accounts receivable		1,428	1,220
Other		303	133
		11,696	61,347

Long-term investments	3	119,409	65,992
Silver interests	4	1,075,023	534,683
Other		2,346	871
		$1,208,474	$662,893
Liabilities
Current
Accounts payable		$1,021	$396
Accrued liabilities		5,362	958
Promissory note	5	-	20,000
Current portion of bank debt	6	28,560	-
		34,943	21,354

Bank debt	6	391,300	-
		426,243	21,354
Shareholders' Equity
Share purchase options	7(c)	5,328	4,680
Restricted share units	7(d)	262	111
Warrants	7(b)	38,776	38,824
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 222,934 (December 31, 2006: 220,562)	7(a)	495,695	486,071
Retained earnings		208,658	111,853
Accumulated other comprehensive income	2	33,512	-
		782,231	641,539
		$1,208,474	$662,893
Commitments and contingencies	6,11

Peter Barnes – Director	Eduardo Luna - Chairman

The accompanying notes form an integral part of these audited consolidated financial statements

026

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)	Note	2007	2006	2005
Operating Activities
Net earnings		$91,862	$85,220	$25,291
Items not affecting cash
Depreciation and amortization		21,705	16,538	6,000
Debt financing costs		-	950	-
Future income tax expense	10	22	-	-
Stock based compensation		2,735	1,768	463
Loss on mark-to-market of warrants held	3	1,669	-	-
Other		295	(221)	60

Change in non-cash working capital	8	973	467	(1,843)
Cash generated by operating activities		119,261	104,722	29,971

Financing Activities
Bank debt drawn down	6	446,000	125,000	-
Bank debt repaid		(26,140)	(125,000)	-
Promissory note repaid	5	(20,000)	-	-
Debt financing costs		-	(1,124)	-
Shares issued	7(a)	-	175,150	86,219
Share issue costs		-	(7,793)	(4,816)
Warrants exercised		293	280	100
Share purchase options exercised		7,347	7,018	1,979
Cash generated by financing activities		407,500	173,531	83,482

Investing Activities
Purchase of long-term investments	3	(17,003)	(50,813)	(15,069)
Silver interests	4	(557,940)	(285,408)	(483)
Deferred project evaluation		(1,253)	-	-
Other		(828)	-	(182)
Cash applied to investing activities		(577,024)	(336,221)	(15,734)
Effect of exchange rate changes on cash and cash equivalents		234	221	33
(Decrease) increase in cash and cash equivalents		(50,029)	(57,747)	97,752
Cash and cash equivalents, beginning of year		59,994	117,741	19,989
Cash and cash equivalents, end of year		$9,965	$59,994	$117,741

At December 31, 2007, the Company’s cash and cash equivalents consisted of $6.5 million in cash (December 31, 2006 - $8.0 million) and $3.5 million in cash equivalents (December 31, 2006 - $52.0 million). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these audited consolidated financial statements

027

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US dollars in thousands)	Common Shares	Share Purchase Options	Restricted Share Units	Warrants	Retained Earnings	Accumulated Other Comprehensive Income	Total

At December 31, 2005	$193,711	$4,953	$26	$38,867	$26,633	$-	$264,190
Fair value of stock based compensation	-	1,657	111	-	-	-	1,768
Share purchase options exercised	8,948	(1,930)	-	-	-	-	7,018
Restricted share units exercised	26	-	(26)	-	-	-	-
Warrants exercised	323	-	-	(43)	-	-	280
Shares issued	290,712	-	-	-	-	-	290,712
Share issue costs	(7,649)	-	-	-	-	-	(7,649)
Net earnings	-	-	-	-	85,220	-	85,220

At December 31, 2006	486,071	4,680	111	38,824	111,853	-	641,539

Change in accounting policies (Note 2)	-	-	-	-	4,943	31,063	36,006
At January 1, 2007 as adjusted	486,071	4,680	111	38,824	116,796	31,063	677,545
Fair value of stock based compensation	-	2,559	176	-	-	-	2,735
Share purchase options exercised	9,258	(1,911)	-	-	-	-	7,347
Restricted share units exercised	25	-	(25)	-	-	-	-
Warrants exercised	341	-	-	(48)	-	-	293
Net earnings	-	-	-	-	91,862	-	91,862
Other comprehensive income	-	-	-	-	-	2,449	2,449

At December 31, 2007	$495,695	$5,328	$262	$38,776	$208,658	$33,512	$782,231

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year Ended
December 31
(US dollars in thousands)	2007

Net earnings	$91,862
Other comprehensive income
Loss on available-for-sale securities, net of future tax benefit of $3,702 (Note 3)	2,307
Reclassification adjustment for loss included in net earnings, net of tax of $28	142
2,449
Comprehensive income	$94,311

The accompanying notes form an integral part of these audited consolidated financial statements

028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007 (US DOLLARS)

1 .	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is engaged in the silver mining business.

The Company has entered into five long-term silver contracts with Goldcorp (Luismin mines in Mexico and Peñasquito project in Mexico), Lundin Mining (Zinkgruvan mine in Sweden), Glencore (Yauliyacu mine in Peru) and Hellas Gold (Stratoni mine in Greece), whereby Silver Wheaton acquires silver production from the counterparties at an average fixed price of $3.91 per ounce, subject to an inflationary adjustment (Note 4).

The Company trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol SLW.

2 .	ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of Canadian GAAP to accounting principles generally accepted in the United States (“US GAAP”) is provided in Note 13.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Ltd. (“SW Caymans”).

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas where management’s judgment is applied are silver contract valuations, depreciation and income taxes. Actual results could differ from those reported.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 90 days.

SILVER INVENTORY

Silver inventory is valued at the lower of average cost and net realizable value.

LONG-TERM INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net income and are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

029

SILVER INTERESTS

Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific contract. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Evaluations of the carrying values of each contract are undertaken each year to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

INTEREST AND DEBT FINANCING COSTS

Interest and debt financing costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

STOCK-BASED COMPENSATION

The fair value of all stock-based awards granted is estimated using the Black-Scholes model. The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

INCOME TAXES

The future income tax asset and liability method of accounting for income taxes is used. As the Company’s operating profit is derived from its subsidiary, SW Caymans, which is incorporated and operated in the Cayman Islands, the Company’s profits bear no income tax. Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no current income taxes have been recorded.

EARNINGS PER SHARE

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

FOREIGN CURRENCY TRANSLATION

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings except for the foreign exchange gains and losses on the Company’s available-for-sale investments which are included in the determination of Comprehensive Income.

030

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), 3861, Financial Instruments – Disclosure and Presentation, 1530, Comprehensive Income, 3865, Hedges and 3251, Equity, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”). As a result of adopting these new standards, the Company recorded a non-cash increase of $39.5 million to opening long-term investments, a non-cash increase of $3.3 million to future income tax liability and a non-cash pre-tax adjustment of $37.7 million ($31.1 million net of tax) as a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income. In addition, the Company recorded a non-cash increase of $5.1 million to opening retained earnings to recognize the value of income tax losses not previously recognized and to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company.

Under Section 3855, share purchase warrants held by the Company are classified as derivatives and marked-to-market each reporting period. As a result, the Company realized a non-cash increase of $1.9 million to opening long-term investments and retained earnings as a one-time cumulative effect of a change in accounting policy on January 1, 2007.

Also under Section 3855, the Company adopted a policy to expense debt financing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset when they are incurred and as a result the Company recorded a non-cash adjustment to decrease opening retained earnings by $0.2 million to eliminate the opening balance of debt financing costs that were capitalized and amortized under the Company’s previous accounting policy.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

FUTURE ACCOUNTING CHANGES

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, Capital Disclosures (“Section 1535”), which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This new standard became effective for the Company on January 1, 2008.

Financial Instruments

The CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures (“Section 3862”), and Section 3863, Financial Instruments – Presentation (“Section 3863”), which replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the Company on January 1, 2008.

Impact of Adopting Sections 1535, 3862 and 3863

The Company is currently analyzing the requirements of these new standards.

031

3 .	LONG-TERM INVESTMENTS

	December 31 2007	December 31 2006

(in thousands)	Fair Value	Fair Value

Available-for-sale	$118,333	$102,288
Warrants	1,076	3,210
Transitional adjustment on available-for-sale (Note 2)	-	(37,652)
Transitional adjustment on warrants (Note 2)	-	(1,854)
	$119,409	$65,992

AVAILABLE-FOR-SALE

	December 31, 2007		December 31, 2006

		Mark-to-Market
		Gains (Losses)
(in thousands)	Fair Value	Included in OCI	Fair Value	Book Value	Transitional Adjustment
					(Note 2)
Bear Creek[1]	$59,361	$(5,374)	$61,264	$32,136	$29,128
Revett	10,777	(2,824)	13,602	10,849	2,753
Sabina	16,104	1,445	14,659	10,317	4,342
Mines Management	8,552	(1,448)	-	-	-
Other	23,539	6,806	12,763	11,334	1,429
	$118,333	$(1,395)	$102,288	$64,636	$37,652
Future tax benefit (expense) in
OCI		3,702			(6,589)
		2,307			31,063
Reclassification adjustment for
loss included in net income, net
of tax of $28		142			-
	$118,333	$2,449	$102,288	$64,636	$31,063

1) Certain of the Bear Creek warrants were exercised on January 11, 2007

WARRANTS

	December 31, 2007		December 31, 2006
		Mark-to-Market
		Gains (Losses)
		Included in			Transitional
(in thousands)	Fair Value	Earnings	Fair Value	Book Value	Adjustment
					(Note 2)
Bear Creek[1]	$33	$(220)	$1,170	$47	$1,123
Revett	49	(493)	542	423	119
Sabina	914	(583)	1,498	886	612
Other	80	(373)	-	-	-
	$1,076	$(1,669)	$3,210	$1,356	$1,854

1) Certain of the Bear Creek warrants were exercised on January 11, 2007

032

At December 31, 2007, Silver Wheaton owned 8,146,505 common shares and warrants exercisable to acquire an additional 100,000 common shares, representing approximately 18% of the outstanding shares of Bear Creek Mining Corporation ("Bear Creek") on an undiluted basis.

At December 31, 2007, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17% of the outstanding shares of Revett Minerals Inc. (“Revett”) on an undiluted basis.

At December 31, 2007, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 12% of the outstanding shares of Sabina Silver Corporation (“Sabina”) on an undiluted basis.

During 2007, Silver Wheaton acquired by way of private placement 2,500,000 common shares of Mines Management, Inc. (“Mines Management”), at a price of $4.00 per share for total consideration of $10.0 million. As a result, at December 31, 2007, Silver Wheaton owned 2,500,000 common shares, representing approximately 11% of the outstanding shares of Mines Management on an undiluted basis.

The warrants acquired as part of the private placements have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

4 .	SILVER INTERESTS

	December 31, 2007			December 31, 2006

(in thousands)	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Luismin	$194,807	$(9,369)	$185,438	$194,807	$(6,660)	$188,147
Zinkgruvan	77,919	(9,102)	68,817	77,919	(6,102)	71,817
Yauliyacu	285,292	(23,116)	262,176	285,292	(10,573)	274,719
Stratoni	57,724	(3,453)	54,271	-	-	-
Peñasquito	504,321	-	504,321	-	-	-
	$1,120,063	$(45,040)	$1,075,023	$558,018	$(23,335)	$534,683

The value allocated to reserves is classified as depletable and is depreciated on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2007			December 31, 2006

		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$17,237	$168,201	$185,438	$19,946	$168,201	$188,147
Zinkgruvan	33,740	35,077	68,817	36,740	35,077	71,817
Yauliyacu	21,715	240,461	262,176	34,258	240,461	274,719
Stratoni	35,408	18,863	54,271	-	-	-
Peñasquito	-	504,321	504,321	-	-	-
	$108,100	$966,923	$1,075,023	$90,944	$443,739	$534,683

033

LUISMIN

On October 15, 2004, SW Caymans entered into an agreement (amended on March 30, 2006) to acquire all of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. Total consideration, including consideration issued as part of the March 30, 2006 amendment, was $36.7 million in cash up front, a $20 million promissory note and 126 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.95 and the prevailing market price is due (subject to an inflationary adjustment on October 15 of each year).

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering, as described in Note 14.

ZINKGRUVAN

In December, 2004, SW Caymans entered into an agreement to acquire all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares and 30 million Silver Wheaton common share purchase warrants (each warrant grants the holder the right to purchase 0.20 of one of the Company’s common shares). In addition, a per ounce cash payment of the lesser of $3.96 and the prevailing market price is due (subject to an inflationary adjustment on December 8 each year).

YAULIYACU

On March 23, 2006, SW Caymans entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note which was paid in full on May 31, 2006. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

STRATONI

On April 23, 2007, SW Caymans entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”) to acquire all of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine. Silver Wheaton made an upfront cash payment of $57.5 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2010), for silver delivered under the contract.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from any other mine owned by European Goldfields or Hellas Gold.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$57,500
Acquisition costs	224
$57,724

034

PEÑASQUITO

On July 24, 2007, SW Caymans entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito project in Mexico for the life of mine, for an upfront cash payment of $485 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Silver Wheaton is not required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$485,000
Acquisition costs	3,560
Capitalized interest and debt financing costs	15,761
$504,321

ROSEMONT

On December 20, 2007, the Company signed a binding letter agreement to acquire between 45% and 90% of silver produced by Augusta Resource Corporation’s (“Augusta”) Rosemont Copper Project in Arizona for the life of mine. Augusta must elect the percentage of life of mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008.

Subject to the finalization of the transaction structure, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from $135 million to $165 million to acquire 45% of the payable silver, and $240 million to $320 million to acquire 90% of the payable silver, produced for the life of mine.

The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures, including expansion scenarios. Augusta will provide a completion guarantee that the Rosemont mine will be constructed with certain minimum production criteria by certain dates.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents. Augusta expects production at the Rosemont project to start in late 2010 with an average of 2.7 million ounces of silver produced each year over the mine life, currently expected to be a minimum of 18 years.

5 .	PROMISSORY NOTE

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract, the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. The promissory note was repaid in full during March 2007.

035

6 .	BANK DEBT

On July 24, 2007, the Company cancelled its undrawn $25 million revolving loan facility and entered into a credit agreement with the Bank of Nova Scotia and BMO Capital Markets, as co-lead arrangers and administrative agents, to borrow $200 million under a non revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan is for a period of 7 years and the Term Loan is to be repaid in equal installments over a period of 7 years, however, prepayments are allowed at any time. Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the cash flows reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments. In order to fund the Peñasquito transaction, the Term Loan was drawn in full and the Revolving Loan was drawn in the amount of $246 million.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a Debt Service Coverage Ratio greater than or equal to 1.25 : 1, a Leverage Ratio less than or equal to 5 : 1 (decreasing to 4 : 1 on September 30, 2008 and to 3.5 : 1 on September 30, 2009), and a Tangible Net Worth greater than 80% of the Tangible Net Worth at June 30, 2007 plus 50% of Net Income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests. The Company has paid $2.5 million in debt financing costs relating to the credit agreement which was capitalized to the cost of the Peñasquito contract. During 2007, the Company repaid $7.1 million and $19.0 million of the balances outstanding on the Term Loan and Revolving Loan, respectively.

	December 31, 2007
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	164,300	227,000	391,300
	$192,860	$227,000	$419,860

Interest capitalized	$6,045	$7,206	$13,251
Effective interest rate	6.88%	6.85%	6.87%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan

2008	$28,560	$-
2009	28,560	-
2010	28,560	-
2011	28,560	-
2012	28,560	-
Thereafter	50,060	227,000
	$192,860	$227,000

036

7 .	SHAREHOLDERS’ EQUITY

(A)	SHARES ISSUED

A summary of the Company’s issued and outstanding shares at December 31, 2007, 2006 and 2005, and the changes for the periods ending on those dates is presented below:

		Weighted
	Number of	Average Price
	Shares	(Cdn$)

At December 31, 2004	167,010,000
Public offering	15,625,000	$6.40
Options exercised	710,000	3.27
Warrants exercised	30,000	4.00
At December 31, 2005	183,375,000
Shares issued to Goldcorp in connection with Luismin Transaction	18,000,000	7.41
Public offering	16,644,000	12.00
Options exercised	2,477,331	3.27
Warrants exercised	63,280	5.08
Restricted share units exercised	2,500	-
At December 31, 2006	220,562,111
Options exercised	2,331,965	3.39
Warrants exercised	37,661	9.05
Restricted share units exercised	2,500	-
At December 31, 2007	222,934,237

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit. Each subscription receipt was automatically converted without payment of additional consideration into one common share and one-half of one Series “B” common share purchase warrant (TSX: SLW.WT.B) of the Company. Each Series “B” warrant entitles the holder to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010.

On March 30, 2006, in connection with the Luismin amendment, the Company issued 18 million common shares to Goldcorp (Note 4), valued on the date of announcement (February 13, 2006) at the closing price of $6.42 (Cdn$7.41) per share.

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 common shares at a price of Cdn$12.00 per share. Share issue costs totalling $7.5 million were incurred as a part of this offering.

037

(B)	WARRANTS

A summary of the Company’s warrants at December 31, 2007, 2006 and 2005, and the changes for the periods ending on those dates is presented below:

		Weighted
	Warrants	Avg Exercise	Exchange
	Outstanding	Price (Cdn$)	Ratio

At December 31, 2004	158,000,000	$0.88	0.2
Issued in connection with public offering	7,812,500	10.00	1.0
Exercised	(150,000)	0.80	0.2
At December 31, 2005	165,662,500	1.31	0.24
Exercised	(316,400)	1.02	0.2
At December 31, 2006	165,346,100	1.31	0.24
Exercised	(61,905)	5.50	0.61
At December 31, 2007	165,284,195	$1.31	0.24

Each share purchase warrant and Series “A” warrant (TSX: SLW.WT and SLW.WT.A, respectively) entitles the holder the right to purchase 0.20 of one of the Company’s common shares at the applicable exercise price. Each Series “B” warrant entitles the holder the right to purchase one of the Company’s common shares.

The following table summarizes information about the warrants outstanding at December 31, 2007:

				Common Shares to be Issued Upon Exercise of Warrants
					Effective Price Per Share (Cdn$)
		Exercise Price (Cdn$)
	Warrants Outstanding		Exchange Ratio
						Expiry Date

Share purchase warrants	117,232,000	$0.80	0.20	23,446,400	$4.00	Aug 5, 2009
Series “A” warrants	40,271,295	1.10	0.20	8,054,259	5.50	Nov 30, 2009
Series “B” warrants	7,780,900	10.00	1.00	7,780,900	10.00	Dec 22, 2010
	165,284,195			39,281,559	$5.50

(C)	SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s board of directors may, from time to time, grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during 2007 included $2.6 million (2006 - $1.7 million) of amortization of the fair value of share purchase options issued. During 2007, 945,000 options were issued with a fair market value of $4.1 million which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 48%, an annual risk-free interest rate of 4.1% and expected lives of 2.9 years.

At December 31, 2007 there were 2,745,000 options available for grant under the plan.

038

A summary of the Company’s options at December 31, 2007, 2006 and 2005, and the changes for the periods ending on those dates is presented below:

		Weighted
	Number of	Avg Exercise
	Shares	Price (Cdn$)

At December 31, 2004	6,500,000	$3.26
Granted	630,000	5.59
Exercised	(710,000)	3.27
At December 31, 2005	6,420,000	3.48
Granted	550,000	12.10
Exercised	(2,477,334)	3.27
At December 31, 2006	4,492,666	4.66
Granted	945,000	13.30
Exercised	(2,331,965)	3.39
At December 31, 2007	3,105,701	$8.24

The following table summarizes information about the options outstanding and exercisable at December 31, 2007:

		Weighted
		Average
	Options	Remaining	Options
Exercise Prices (Cdn$)	Outstanding	Contractual Life	Exercisable

$ 3.25	1,174,000	1.8 years	1,174,000
$ 6.03 - $ 8.55	486,701	3.0 years	470,034
$ 12.45	500,000	3.3 years	333,333
$ 12.60	740,000	4.1 years	-
$ 15.83	205,000	4.8 years	68,334
	3,105,701	3.0 years	2,045,701

(D)	RESTRICTED SHARE UNITS

During the year, the Company issued 20,000 restricted share units at a price of Cdn$12.60 and 1,333 restricted share units at a price of Cdn$12.01 (2006 - 15,000 restricted share units at a price of Cdn$11.83) . At December 31, 2007 there were 45,394 restricted share units outstanding.

039

(E)	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
	2007	2006	2005

Basic weighted average number of shares outstanding (000’s)	221,909	210,538	167,538
Effect of dilutive securities
Stock options	1,944	3,075	1,490
Share purchase warrants	22,833	18,921	1,950
Restricted share units	42	32	9
Diluted weighted average number of shares outstanding	246,728	232,566	170,987

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$13.12 (2006 – Cdn$10.60, 2005 – Cdn$4.36) .

	Years Ended December 31
(in thousands)	2007	2006	2005

Stock options	205	500	530
Share purchase warrants	-	-	15,913

8 .	SUPPLEMENTAL CASH FLOW INFORMATION

		Years Ended December 31
(in thousands)	Note	2007	2006	2005

Change in non-cash working capital
Accounts receivable		$(208)	$1,271	$(2,074)
Accounts payable		654	(1,251)	(9)
Accrued liabilities		697	681	139
Other		(170)	(234)	101
		$973	$467	$(1,843)

Non-cash investing activities, in connection with the
acquisition of silver contracts
Shares issued to Goldcorp	4	$-	$115,560	$-
Promissory note issued to Goldcorp	5	$-	$20,000	$-

Interest paid		$9,699	$717	$-
Income tax paid		$-	$-	$-

040

9 .	RELATED PARTY TRANSACTIONS

At December 31, 2007, Goldcorp owned 48% of the Company’s outstanding common shares. During the year, the Company purchased 6.9 million ounces (2006 – 9.0 million ounces) of silver from a subsidiary of Goldcorp at an average price of $3.91 per ounce (2006 - $3.90 per ounce), for total consideration of approximately $27.0 million (2006 - $35.0 million).

During the year, Silver Wheaton repaid a $20 million promissory note due to Goldcorp.

On July 24, 2007, SW Caymans entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito project in Mexico for the life of mine, for an upfront cash payment of $485 million, as described in Note 4.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost. During the year, total costs reimbursed to Goldcorp were $193,000 compared to $249,000 during 2006. This agreement allows for cancellation by Silver Wheaton with 30 days notice at any time.

During May 2007, the Company entered into a 9 year lease agreement with Goldcorp for office space. The Company began making lease payments in December 2007 which totaled $17,500.

At December 31, 2007, the Company owed Goldcorp $152,000 (2006, Goldcorp owed the Company - $18,000).

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering, as described in Note 14.

10 .	INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2007	2006	2005

Earnings from continuing operations before income taxes	$91,862	$85,220	$25,291
Canadian federal and provincial income tax rates	34.1%	34.1%	35.6%
Income tax expense based on above rates	31,343	29,077	9,004
Change in valuation allowance	(5,320)	2,677	568
Tax effect of non-deductible expenditures	6,715	603	174
Lower effective tax rates on earnings of foreign subsidiary	(30,556)	(32,357)	(9,746)
Impact of reduction in tax rates on future income taxes	(2,160)	-	-
Future income tax expense	$22	$-	$-

041

The components of future income taxes are as follows:

	Years Ended December 31
(in thousands)	2007	2006

Future income tax assets
Non-capital losses	$8,894	$4,436
Deductible temporary differences	3,724	3,986
Value of future income tax assets	12,618	8,422
Valuation allowance	(575)	(8,422)
	12,043	-
Future income tax liabilities
Taxable temporary differences	(12,043)	-
	$-	$-

Deductible temporary differences are comprised primarily of book to tax differences relating to debt and equity financing fees. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s long-term investments and an unrealized foreign exchange gain on the Company’s long-term debt.

All of the Company’s income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary SW Caymans. SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%. The Company does not have any plans to repatriate this money to Canada.

At December 31, 2007, the Company had available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of Cdn$27.9 million will expire as follows: 2013 - Cdn$0.5 million, 2014 - Cdn$0.4 million, 2015 – Cdn$4.0 million, 2026 – Cdn$8.4 million, 2027 – Cdn$14.6 million.

11 .	COMMITMENTS

In connection with the Luismin, Zinkgruvan and Stratoni silver contracts (Note 4), the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $3.95, $3.96 and $3.90 respectively, and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. In connection with the Peñasquito silver purchase contract, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment.

In addition, on December 20, 2007 the Company signed a binding letter agreement to purchase between 45% and 90% of the life of mine silver to be produced by Augusta’s Rosemont Copper Project (Note 4).

042

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)

2008	$695
2009	705
2010	711
2011	726
2012	503
Thereafter	2,167
$5,507

12 .	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below. This information has been segmented on a silver interest basis.

	Year Ended December 31, 2007
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Stratoni	Peñasquito	Corporate	Consolidated
Statements of
Operations

Silver sales	$92,284	$25,315	$46,055	$11,780	$-	$-	$175,434

Cost of sales	27,043	7,206	13,424	3,386	-	-	51,059
Depreciation	2,709	3,000	12,543	3,453	-	-	21,705
Earnings from
operations	62,532	15,109	20,088	4,941	-	-	102,670
Expenses and other
income	-	-	-	-	-	(10,808)	(10,808)
Net earnings (loss)	$62,532	$15,109	$20,088	$4,941	$-	$(10,808)	$91,862
Cash flow from (used
in) operations	$65,782	$17,991	$32,632	$8,337	$-	$(5,481)	$119,261
Total assets	$185,438	$69,252	$262,176	$54,942	$504,321	$132,345	$1,208,474

043

	Year Ended December 31, 2006
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Statements of Operations

Silver sales	$103,850	$18,903	$35,788	$-	$158,541

Cost of sales	35,016	6,575	11,181	-	52,772
Depreciation	3,143	2,822	10,573	-	16,538
Earnings from operations	65,691	9,506	14,034	-	89,231
Expenses and other income	-	-	-	(4,011)	(4,011)
Net earnings (loss)	$65,691	$9,506	$14,034	$(4,011)	$85,220
Cash flow from (used in)
operations	$68,293	$13,152	$24,607	$(1,330)	$104,722
Total assets	$188,935	$72,072	$274,720	$127,166	$662,893

	Year Ended December 31, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Silver sales	$57,406	$13,489	$-	$70,895

Cost of sales	30,754	7,085	-	37,839
Depreciation	2,931	3,069	-	6,000
Earnings from operations	23,721	3,335	-	27,056
Expenses and other income	-	-	(1,765)	(1,765)
Net earnings (loss)	$23,721	$3,335	$(1,765)	$25,291
Cash flow from (used in) operations	$26,485	$4,340	$(854)	$29,971

044

13 .	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). A reconciliation of earnings determined in accordance with Canadian GAAP to earnings and comprehensive income determined under accounting principles which are generally accepted in the United States (“US GAAP”) is as follows:

	Years Ended December 31
(in thousands)	2007	2006	2005

Net earnings as reported under Canadian GAAP	$91,862	$85,220	$25,291
Mark-to-market losses on Canadian $ share
purchase warrants (a)	(215,228)	(175,973)	(50,051)
Transfer of securities held as available-for-sale to
held-for-trading	1,854	-	-

Net loss in accordance with US GAAP	$(121,512)	$(90,753)	$(24,760)
Unrealized (loss) gains on available-for-sale
securities net of tax of $3,702, $3,399 and $nil (b)	2,307	29,527	6,580
Reclassification adjustment for loss included in net
earnings, net of tax of $28	142	-	-
Transfer of securities held as available-for-sale to
held-for-trading	(1,854)	-	-

Comprehensive loss under US GAAP	$(120,917)	$(61,226)	$(18,180)

Loss per share in accordance with US GAAP
Basic and diluted loss per share	$(0.55)	$(0.43)	$(0.15)

Assets, liabilities and shareholders’ equity determined in accordance with Canadian GAAP are reconciled to assets, liabilities and shareholders’ equity in accordance with US GAAP as follows:

	December 31	December 31
(in thousands)	2007	2006
Assets
In accordance with Canadian GAAP	$1,208,474	$662,893
Unrealized gains on available-for-sale securities (b)	-	39,506
In accordance with US GAAP	$1,208,474	$702,399

Liabilities
In accordance with Canadian GAAP	$426,243	$21,354
Derivative liability for Canadian $ share purchase warrants (a)	487,495	272,489
Deferred tax liability on available-for-sale securities (b)	-	3,399
Liabilities in accordance with US GAAP	$913,738	$297,242

045

Shareholders’ Equity
In accordance with Canadian GAAP	$782,231	$641,539
Mark-to-market losses in retained earnings for Canadian $ share purchase
warrants (a)	(449,281)	(234,052)
Reclassification of Canadian $ share purchase warrants as a derivative	(38,776)	(38,824)
Fair value increment on Canadian share purchase warrants exercised (a)	562	387
Cumulative unrealized gains on available-for-sale securities, net of tax of
$nil and $3,399 (b)	-	36,107
In accordance with US GAAP	$294,736	$405,157

Accumulated Other Comprehensive Income
In accordance with Canadian GAAP	$33,512	$-
Cumulative unrealized gains on available-for-sale securities, net of tax of
$nil and $3,399 (b)	-	36,107
In accordance with US GAAP	$33,512	$36,107

A)	SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s financial statements. In 2006, a technical interpretation of US GAAP, in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability. This non-cash adjustment has no effect on the Company’s cash flow or liquidity.

B)	LONG-TERM INVESTMENTS

Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (Note 2), a US and Canadian GAAP difference existed in the accounting for the Company’s long-term investments, which, under US GAAP (SFAS 115), are classified as available-for-sale and trading securities and carried at fair value. In 2006 the unrealized holding gains on available-for-sale securities were not recognized under Canadian GAAP, but were recognized under US GAAP as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. For the year ended December 31, 2006, under US GAAP the Company’s long-term investments increased by $29.5 million, with a corresponding increase in the realized deferred income tax liability of $3.4 million for the period.

C)	SHARE BASED PAYMENTS

The Company has adopted SFAS 123(R), Share Based Payment ("SFAS123(R)"), effective January 1, 2006. The Company had previously adopted SFAS 123, Share Based Payment. The adoption of SFAS 123(R) did not have a material change on the Company’s accounting for share based payments.

D)	COMPREHENSIVE INCOME

Under US GAAP, SFAS 130, Reporting Comprehensive Income establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on securities. A US and Canadian GAAP difference existed prior to the adoption of the new Canadian accounting standard for Comprehensive Income on January 1, 2007 (Note 2).

046

E)	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Effective January 1, 2007 the Company adopted FIN 48. The adoption did not result in any adjustment to opening retained earnings under US GAAP. As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended December 31, 2004 through 2006.

FUTURE ACCOUNTING CHANGES

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB statement 133 and 140 ("SFAS 155"). This Statement simplifies accounting for certain hybrid financial statements by permitting fair value remeasurements for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, and eliminates the restriction on the passive derivative instruments that a qualifying special - purpose entity (“SPE”) may hold, with any changes in fair value recognized to earnings. SFAS 155 is effective for all financial instruments acquired or issued beginning January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company’s Consolidated Financial Statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for fiscal periods beginning January 1, 2008. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements. In addition, in February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning January 1, 2008. The Company is currently evaluating the impact of the adoption of this standard on its Consolidated Financial Statements.

14 .	SUBSEQUENT EVENTS

SALE OF SHARES

Subsequent to year end, Goldcorp sold its entire 48% interest in Silver Wheaton of 108 million common shares, on a bought deal basis, at a price of Cdn$14.50 per common share for aggregate gross cash proceeds to Goldcorp of Cdn$1.6 billion.

MINERAL PARK ACQUISITION

On March 17, 2008 the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire all of the silver produced from Mercator’s Mineral Park mine in Arizona for the life of mine. Total upfront consideration to be paid is $42 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to a one percent annual adjustment beginning three years after a minimum production level has been met), for silver delivered under the contract. Payment for the transaction will be drawn from existing credit facilities and Silver Wheaton is not required to pay any further capital expenditures for the life of the mine. Mercator will provide a completion guarantee to Silver Wheaton, specifying a minimum production level by a certain date.

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The Mineral Park mine currently produces copper from SX/EW leach operations, but construction is well underway on a flotation operation that will produce copper-silver and molybdenum concentrates. Mercator expects that concentrate production will commence before July 2008 from a 25,000 tons per day operation, with production increasing to 50,000 tons per day approximately nine months later. All permits for the expansion are in place and the expected mine life is 25 years. Payable silver production is expected to average approximately 600,000 ounces per annum over the first 21 years of operations and the ore body is considered to have excellent exploration potential.

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CANADA – HEAD OFFICE
SILVER WHEATON CORP.	TRANSFER AGENT
Park Place, Suite 3150-666 Burrard Street	CIBC MELLON TRUST COMPANY
Vancouver, BC V6C 2X8	1600-1066 West Hastings Street
T 604 684 9648	Vancouver, BC V6E 3X1
F 604 684 3123	Toll-free in Canada and the United States: 800 387
0825
Outside of Canada and the United States: 416 643
CAYMAN ISLANDS OFFICE	5500
SILVER WHEATON (CAYMANS) LTD.	Email: inquiries@cibcmellon.com
Unit #5 - 201 Governors Square
23 Lime Tree Bay Ave	AUDITORS
P.O. Box 1791 George Town, Grand Cayman	Deloitte & Touche LLP
Cayman Islands KY1-1109	Vancouver, BC

STOCK EXCHANGE LISTING	INVESTOR RELATIONS
Toronto Stock Exchange: SLW	DAVID AWRAM
New York Stock Exchange: SLW	Director, Investor Relations
Toll-free: 800 380 8687
DIRECTORS	Email: info@silverwheaton.com
Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, Chairman
Wade Nesmith

OFFICERS
PETER BARNES
President and Chief Executive Officer

RANDY SMALLWOOD
Executive Vice President, Corporate Development

NOLAN WATSON
Chief Financial Officer

MICHAEL JOHNSON
Vice President, Legal

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